# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Symbotic Inc., CIK 0001837240
CUSIP: 87151X101
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 Research Drive, Wilmington, Massachusetts (MA), 01887
Date of event which requires filing of this statement: 06/12/2025
Filed by CIK 0002074752
Persons authorized to receive notices and communications: The RBC Millennium GST, c/o Julie Drake, 7 Corporate Drive, Keene, New Hampshire (NH), 03431, (603) 354-4640

## Reporting persons
- The RBC Millennium GST Non-Exempt Trust (CIK 0002074752): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 165,647,479; shared voting power 0; sole dispositive power 165,647,479; shared dispositive power 0; aggregate amount beneficially owned 165,647,479 (60.3% of the class)
  Comment: Rows 7, 9 and 11: Consists of 163,355,074shares of Class V-3 common stock and 2,292,405 shares of Class V-1 common stock held of record by The RBC Millennium GST Non-Exempt Trust. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).
  
  Row 13: Based on information about outstanding shares as of May 6, 2025 disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 7, 2025. The percent of class assumes conversion of all of the Reporting Person's Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 274,727,498 shares of Class A common stock outstanding (which reflects the sum of (x) 109,080,019 shares of Class A common stock outstanding as of May 6, 2025 and (y) 165,647,479 shares of Class A common stock issuable on conversion of the Reporting Person's Class V-3 common stock) and Class V-1 common stock. Based on the total of 589,610,540 shares of the Issuer's common stock outstanding as of May 6, 2025 (including (i) 109,080,019 shares of Class A common stock, (ii) 76,221,325 shares of Class V-1 common stock, and (iii) 404,309,196 shares of Class V-3 common stock), the Reporting Person beneficially owns 28.1% of the Issuer's total outstanding Class A common stock on a fully diluted basis as of May 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Symbotic Inc.
Address of issuer's principal executive offices: 200 Research Drive, Wilmington, Massachusetts (MA), 01887

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by The RBC Millennium GST Non-Exempt Trust (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is c/o Julie Drake, 7 Corporate Drive, Keene, NH 03431
Present principal occupation or employment: The Reporting Person is a trust established under the laws of Delaware for the benefit of Janet L. Cohen and her children, Perry Cohen, Jill Cohen, and Rachel Cohen Kanter and such children's descendants, and has an address of c/o The RBC Millennium GST Non-Exempt Trust, Attention: Janet L. Cohen, David A. Ladensohn and Joseph P. Toce, c/o Julie Drake, 7 Corporate Drive, Keene, NH 03431.
Criminal convictions in the last five years: During the last five years preceding the date of this filing, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years preceding the date of this filing, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is organized in the jurisdiction set forth in Item 2(c).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Richard B. Cohen established (i) The RBC Millennium Trust (the "Millennium Trust"), as grantor, under a trust agreement dated June 19, 2000 (as modified on March 2, 2024, the "Millennium Trust Agreement") and (ii) The RBC 2021 4 Year GRAT (the "GRAT"), as settlor, by trust agreement dated March 21, 2021 (the "GRAT Agreement"). According to the terms of the GRAT Agreement, the GRAT terminated on March 31, 2025 and the remainder of the GRAT (after full and final payment of any annuity amounts owed to Richard B. Cohen) (the "GRAT Remainder"), was to be distributed to the Millennium Trust. The trustees of the Millennium Trust resolved to accept the GRAT Remainder and hold and administer the GRAT Remainder in a separate, GST non-exempt trust apart from the principal and income held by the Millennium Trust. On June 12, 2025, the GRAT distributed the GRAT Remainder to the Reporting Person (the "Distribution"). As a result of the Distribution, the Reporting Person received in the aggregate 165,647,479 common units in Symbotic Holdings LLC ("OpCo"), 163,355,074 shares of Symbotic Class V-3 Common Stock and 2,292,405 shares of Symbotic Class V-1 Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person was formed by the trustees of the Millennium Trust for certain estate planning purposes for the benefit of the trust's beneficiaries.

The Reporting Person may engage in discussions from time to time with members of the Issuer's management and/or Board of Directors and/or with other shareholders of the Issuer and/or other third parties. Such discussions may include, without limitation, discussions with respect to the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and future of the Issuer, as well as other matters related to the Issuer. These discussions may also include a review of options for enhancing shareholder value through, among other things, various strategic alternatives (including acquisitions and divestitures) or operational or management initiatives.

The Reporting Person intends to review their investment in the Issuer on a continuing basis and may take from time to time and at any time in the future, depending on various factors (including, without limitation, the outcome of any discussions referenced above), such actions as they deem appropriate in respect thereof, including proposing or considering, or changing their intention with respect to, one or more of the actions described above or otherwise referred to in subparagraphs (a)-(j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, regarding the foregoing matters, before forming an intention to engage in such plans or actions or proceed with such transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Based on information about outstanding shares as of May 6, 2025 disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 7, 2025. The Reporting Person is the record holder of 163,355,074 shares of Class V-3 Common Stock and 2,292,405 shares of Class V-1 Common Stock, each of which are convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Pursuant to Rule 13d-3 of the Exchange Act, the Reporting Person may be deemed to be in the aggregate the beneficial owners of 60.3% of the Class A Common Stock, calculated based on the percent of Class A Common Stock the Reporting Person would hold in the aggregate assuming the conversion of all of the Reporting Person's collective shares of Class V-3 Common Stock and Class V-1 Common Stock into shares of Class A Common Stock, resulting in a total of (i) 274,727,498 shares of Class A Common Stock outstanding (which reflects the sum of (x) 109,080,019 shares of Class A Common Stock outstanding as of May 6, 2025 and (y) 165,647,479 shares of Class A Common Stock issuable on conversion of the Reporting Person's Class V-3 Common Stock and Class V-1 Common Stock). Based on the total of 589,610,540 shares of the Issuer's common stock outstanding as of May 6, 2025 (including (i) 109,080,019 shares of Class A Common Stock, (ii) 76,221,325 shares of Class V-1 Common Stock, and (iii) 404,309,196 shares of Class V-3 Common Stock), the Reporting Person beneficially own in the aggregate 28.1% of the Issuer's total outstanding Class A Common Stock on a fully diluted basis as of May 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Based on information about outstanding shares as of May 6, 2025 disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 7, 2025. The Reporting Person is the record holder of 163,355,074 shares of Class V-3 Common Stock and 2,292,405 shares of Class V-1 Common Stock, each of which are convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Pursuant to Rule 13d-3 of the Exchange Act, the Reporting Person may be deemed to be in the aggregate the beneficial owners of 60.3% of the Class A Common Stock, calculated based on the percent of Class A Common Stock the Reporting Person would hold in the aggregate assuming the conversion of all of the Reporting Person's collective shares of Class V-3 Common Stock and Class V-1 Common Stock into shares of Class A Common Stock, resulting in a total of (i) 274,727,498 shares of Class A Common Stock outstanding (which reflects the sum of (x) 109,080,019 shares of Class A Common Stock outstanding as of May 6, 2025 and (y) 165,647,479 shares of Class A Common Stock issuable on conversion of the Reporting Person's Class V-3 Common Stock and Class V-1 Common Stock). Based on the total of 589,610,540 shares of the Issuer's common stock outstanding as of May 6, 2025 (including (i) 109,080,019 shares of Class A Common Stock, (ii) 76,221,325 shares of Class V-1 Common Stock, and (iii) 404,309,196 shares of Class V-3 Common Stock), the Reporting Person beneficially own in the aggregate 28.1% of the Issuer's total outstanding Class A Common Stock on a fully diluted basis as of May 6, 2025.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 3, Item 4 and Item 6 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, the Reporting Person has not effected any transactions in the Issuer's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D and Exhibit 2, to the knowledge of the Reporting Person, no other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement on Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Tax Receivable Agreement
On June 7, 2022, in connection with the completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of December 12, 2021, by and among SVF Investment Corp. 3, Warehouse Technologies LLC, Symbotic Holdings LLC and Saturn Acquisition (DE) Corp. (the "Merger Agreement" and such transactions, the "Business Combination") and as contemplated by the Merger Agreement, the Issuer, OpCo and each of the other members of OpCo (the "TRA Holders"), including the GRAT, entered into that certain Tax Receivable Agreement (the "Tax Receivable Agreement"). In connection with the Distribution, the GRAT assigned all of its rights under the Tax Receivable Agreement to the Reporting Person and the Reporting Person executed a joinder to the Tax Receivable Agreement.
Pursuant to the Tax Receivable Agreement, the Issuer is generally required to pay the TRA Holders 85% of the amount of the cash savings, if any, in U.S. federal and state income tax that the Issuer actually realizes (or are deemed to realize in certain circumstances) in periods after the Closing as a result of (i) the existing tax basis in certain assets of OpCo that is allocable to the relevant OpCo Units, (ii) any step-up in tax basis in OpCo's assets resulting from (a) certain purchases of OpCo Units (including the purchases of the Purchase Units pursuant to the Unit Purchase Agreement), (b) future exchanges of OpCo Units for cash or shares of Class A Common Stock, (c) certain distributions (if any) by OpCo and (d) payments under the Tax Receivable Agreement, and (iii) tax benefits related to imputed interest deemed to be paid by the Issuer as a result of payments under the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless the Issuer exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement or certain other acceleration events occur.
Moreover, the Tax Receivable Agreement provides that, in the event that (i) the Issuer exercises its early termination rights under the Tax Receivable Agreement, (ii) the Issuer experiences certain changes of control (as described in the Tax Receivable Agreement) or (iii) the Issuer breaches any of the Issuer's material obligations under the Tax Receivable Agreement, the Issuer's obligations under the Tax Receivable Agreement may accelerate and we could be required to make a lump-sum cash payment to each TRA Holder equal to the present value of all future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to the Issuer's future taxable income.
Payments under the Tax Receivable Agreement will generally be made pro rata among all TRA Holders entitled to payments on an annual basis to the extent the Issuer has sufficient taxable income to utilize the increased depreciation and amortization deductions. The availability of sufficient taxable income to utilize the increased depreciation and amortization expense will not be determined until such time as the financial results for the year in question are known and tax estimates prepared, which typically occurs within 90 days after the end of the applicable calendar year. The Issuer expects to make payments under the Tax Receivable Agreement, to the extent they are required, within 125 days after its federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue at a rate equal to SOFR plus 100 basis points from the due date (without extensions) of such tax return.
The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Tax Receivable Agreement, included with this Schedule 13D as Exhibit 3, and incorporated herein by reference.

Registration Rights Agreement
On June 7, 2022, in connection with the completion of the Business Combination and as contemplated by the Merger Agreement, the Issuer, SVF Sponsor III (DE) LLC (the "Sponsor"), certain legacy directors of the Issuer, and certain directors, officers and stockholders of the Issuer (the "Registration Rights Holders"), including certain Reporting Persons, entered into that certain Amended and Restated Registration Rights Agreement (the "A&R Registration Rights Agreement"). In connection with the Distribution, the GRAT assigned all of its rights under the A&R Registration Rights Agreement to the Reporting Person and executed a joinder to the Registration Rights Agreement.
Pursuant to the A&R Registration Rights Agreement, the Issuer agreed to file a shelf registration statement with respect to the Registrable Securities (as defined in the A&R Registration Rights Agreement) held by the Registration Rights Holders within 45 days of the date of the A&R Registration Rights Agreement. Up to three times in any 12-month period, certain of the Symbotic Equityholders (as defined in the A&R Registration Rights Agreement) and the Sponsor (including their respective permitted transferees) may request to sell all or any portion of their Registrable Securities in an underwritten offering that is registered pursuant to the shelf registration statement, so long as the total offering price is reasonably expected to exceed $25,000,000. The A&R Registration Rights Agreement provides for customary "demand" and "piggyback" registration rights. The A&R Registration Rights Agreement provides that the Issuer will pay certain expenses relating to such registrations and indemnify the equityholders party thereto against certain liabilities.
The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the A&R Registration Rights Agreement, included with this Schedule 13D as Exhibit 4, and incorporated herein by reference.

Second Amended and Restated Limited Liability Company Agreement of OpCo
On June 7, 2022, in connection with the completion of the Business Combination and as contemplated by the Merger Agreement, Symbotic, OpCo and each of the other members of OpCo entered into the Second A&R LLC Agreement, which, among other things, appointed Symbotic as the managing member of OpCo. The operations of OpCo, and the rights and obligations of its unitholders, including the following redemption rights, are set forth in the Second A&R LLC Agreement. In connection with the Distribution, the GRAT assigned all of its rights under the A&R Registration Rights Agreement to the Reporting Person and executed a joinder to the Second A&R LLC Agreement.
Following the Closing, each OpCo Unit may be redeemed by the holder thereof for shares of Class A Common Stock (or an equivalent amount in cash, at the option of the Issuer, subject to the provisions of the Second A&R LLC Agreement) at a value equal to the arithmetic mean of the volume-weighted average price of a share of the Class A Common Stock for the full five trading days immediately prior to the redemption date, subject to certain exceptions. Upon such redemption, a number of shares of the Class V-3 Common Stock or Class V-1 Common Stock, as applicable, equal to the number of the redeemed OpCo Units, will be transferred to the Issuer and cancelled by the Issuer.
In addition, the Issuer generally will have the right to require, in connection with a change of control of the Issuer, each OpCo unitholder to effect a redemption of all or a portion of such member's OpCo Units together with an equal number of shares of Class V-1 Common Stock or Class V-3 Common Stock, as applicable, pursuant to which such units and such shares will be exchanged for shares of Class A Common Stock (or economically equivalent cash or securities of a successor entity).
The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Second A&R LLC Agreement, included with this Schedule 13D as Exhibit 5, and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. 1 Powers of Attorney, for each of Janet M. Cohen, David Ladensohn and Joseph P. Toce, Jr.

Exhibit No. 2 Trust and Beneficiary List

Exhibit No. 3 Tax Receivable Agreement, dated as of June 7, 2022, by and among Symbotic Inc., Symbotic Holdings LLC and certain members of Symbotic Holdings LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Symbotic Inc. on June 13, 2022).

Exhibit No. 4 Amended and Restated Registration Rights Agreement, dated as of June 7, 2022, by and among Symbotic Inc., SVF Sponsor III (DE) LLC, certain legacy directors of SVF Investment Corp. 3, and certain directors, officers and stockholders of Symbotic Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Symbotic Inc. on June 13, 2022).

Exhibit No. 5 Second Amended and Restated Limited Liability Agreement of Symbotic Holdings LLC, dated as of June 7, 2022 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Symbotic Inc. on June 13, 2022).

## Signatures
- The RBC Millennium GST Non-Exempt Trust: *, Janet L. Cohen, Co-Trustee (06/25/2025)
- The RBC Millennium GST Non-Exempt Trust: *, David Ladensohn, Co-Trustee (06/25/2025)
- The RBC Millennium GST Non-Exempt Trust: *, Joseph P. Toce, Jr., Co-Trustee (06/25/2025)
Comment: By: /s/ Corey Dufresne Corey Dufresne as Attorney-in-Fact